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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2005

Commission File Number:  000-49605

Commander Resources Ltd.

(Formerly Major General Resources Ltd.)

(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(Address of principal executive offices)

1. MC and NR 14, MC and NR 15, NR 16, MC and NR 17.

2. Letter confirming reporting status

3. Financial statements and Management's Discussion and Analysis for the three month period ended March 31, 2005.

4.  CEO and CFO Certifications

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

May 11, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

May 11, 2005

CCN Matthews Wire Service

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

COMMANDER RESOURCES LTD. reports results from a diamond drill program on the Big Hill Project, Newfoundland.  Two gold-bearing veins were encountered similar to those hosting gold at the Hammerdown gold mine located 25 kilometres to the southwest, directly on strike and along the same regional deformation zone.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-14, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 11th day of May, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: May 11, 2005 TSX Venture Exchange: CMD Shares Issued: 30,798,590 News Release: #05-14

BIG HILL DRILLING DISCOVERS HAMMERDOWN-TYPE GOLD VEINS

The first diamond drill program on the Big Hill Project, Newfoundland, encountered two gold-bearing veins similar to those hosting gold at the Hammerdown gold mine located 25 kilometres to the southwest, directly on strike and along the same regional deformation zone.   Since there was no previous drilling on the property, the objective of the initial program was to test for the presence of a Hammerdown-type gold system.   This objective was achieved.

The two veins, each approximately 60 centimetres (2 feet) wide contain 5 – 10 percent aggregates of coarse crystalline pyrite along with visible traces of copper, lead and zinc mineralization, all key features at Hammerdown.  The preliminary results are of similar grade to early drill results at Hammerdown where subsequent drilling identified a high grade deposit.   Significant assay results for the two veins are tabulated below:

DDH No	Interval (metres)	Length (metres)	Au g/t	Ag g/t
BH 05-01	46.4-47.0	0.60	4.06	36.29
BH-05-03	140.67-141.38	0.71	3.92	29.10

The program consisted of four diamond drill holes totaling 544.36 metres to test several geochemical and geophysical anomalies.  In addition to the intervals tabulated above, other narrow gold-quartz veins assaying from 0.10 to 0.90 g/t Au over 0.10 – 0.35 metres were encountered in the holes. Hole BH-05-04 contained no significant gold values.  The Big Hill veins are hosted by mafic volcanics and gabbros which have been highly altered and fractured.

The Hammerdown gold deposit is located west of Springdale in northern Newfoundland.  The deposit was developed by Major General Resources Ltd. (the predecessor company to Commander Resources Ltd.) and subsequently sold to Richmont Mines, Inc. who mined the deposit and processed the ore at their nearby Nugget Pond mill.  The mill is located 25 kilometres from the Big Hill Property.  The deposit, which produced 150,000 ounces at a grade of 16 g/t Au, was originally much larger, but cut off at shallow depth by a local fault.  No such fault has been located at Big Hill.

Substantial room exists on the 20 square kilometre Big Hill property for additional gold zones.  The Company’s claims extend for 3 to 4 kilometres along strike in each direction from the discovery drill holes.  Once all geological and geophysical data from the drill holes and discovery area is re-interpreted, plans for further work will be prepared.  Some in-fill geophysical work may be required before further drilling.

A map showing the location of the property and drill holes can be found on the company’s website.

Individual drill core samples were sealed in plastic sample bags and shipped by truck to Eastern Analytical Services Ltd. in Springdale, Newfoundland. Assaying was undertaken on saw-split NQ drill core.  All samples were coarsely ground with 250 gram splits pulverized to 150 mesh. A 30 gram pulp was assayed by standard fire assay procedure with AA finish.

Bernard Kahlert, P.Eng is the Company’s Qualified Person under N.I. 43-101 for the 2005 project.

Project work was supervised by S. Dunsworth, P. Geo., of Pasadena, Newfoundland.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander’s mission is to generate or acquire quality gold and base metal opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.  The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

ON BEHALF OF THE BOARD:

Kenneth E. Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications Commander Resources Ltd.
Telephone: (604) 685-5254
Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

May 25, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

May 25, 2005

CCN Matthews Wire Service

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

COMMANDER RESOURCES LTD. reports drill results from partner Alto Ventures Ltd. for the final two holes of the initial 2005 program on Commander’s Despinassy Gold Property, Quebec.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-15, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of May, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: May 25, 2005 TSX Venture Exchange: CMD Shares Issued: 30,798,590 News Release #05-15

DESPINASSY DRILLING EXTENDS MAIN ZONE

COMMANDER RESOURCES LTD. (CMD-TSX-V) has received the results for the final two holes of the initial 2005 Despinassy drill program from partner Alto Ventures Ltd. (ATV-TSX-V). Infill drilling on the DAC deposit confirmed the continuity of the gold mineralized zones for 100 metres (m) along strike and to a depth of 250m at a 25-metre drill spacing. Detailed results from the infill drilling program can be reviewed in the Alto news releases dated February 16, 2005 and April 14, 2005.

The final two holes of the 2005 program were step-out holes on the DAC deposit along strike and at depth confirming extension of the mineralized zones for up to 250m along strike and to at least 600m depth.  Hole DES05-82 intersected the mineralized zones a further 150m to the west of the DAC deposit. Hole DES05-83, a step-out hole at 460m depth, confirmed the continuity of the gold mineralized zones between prior intercepts of gold mineralization by Cameco Corporation at 300m and 600m depths.

The results from these step-out drill holes are as follows:

DES05-82

This hole was collared on line 500W (150m west of the DAC deposit).

From	To	Width (m)	Assay (g/t Au)	Zone
134.6	142.4	7.8m	2.34	Zone 2
Includes: 135.6	137.4	1.8m	8.93
177.5	180.9	3.4m	3.67	Zone 3
Includes: 177.5	178.5	1.0m	12.17

DES05-83

This hole was collared on line 300W and intersected Zone 2 at a depth of 460 metres on Section 350W and intersected Zone 3 at a depth of 480 metres on Section 380W.

From	To	Width (m)	Assay (g/t Au)	Zone
548.0	561.1	13.1m	0.51	Zone 2
645.3	661.1	15.8m	0.75	Zone 3
Includes: 650.9	651.9	1.0m	8.57

Earlier work by Cameco inferred, and Alto’s drilling confirmed, that the best gold occurrences are in areas of folding.  Since there are no bedrock outcrops nearby, the infill drilling has provided the necessary data to begin interpretation of the structural trends to determine plunge directions to the high-grade gold shoots. Re-logging of core from previous Cameco drilling and a compilation of all drill data is underway to gain this interpretation.  Management is currently reviewing all of the drill data and will provide a summary of the entire Despinassy program upon completion of their review.

The Despinassy gold project is located 75 kilometres (km) northeast of Val d’Or, Quebec. The Company is delineating gold mineralization along the Despinassy Shear Zone, a district scale, east-west trending structural break parallel to and 75 km north of the Cadillac-Larder Lake Break. This region has produced in excess of 90 million ounces of gold in prolific gold camps such as Val d’Or, Malartic, and Kirkland Lake.

Plan maps, longitudinal sections and cross sections of the Despinassy Shear Zone may be viewed here:

http://www.altoventures.com/projects/despinassy/

Quality Assurance/Quality Control

Core processing included descriptive logging and selection of samples for analyses.  The cores selected for analyses were sawed in half and one half was delivered to a commercial laboratory and the other half retained for future reference.  Gold assays were performed at ALS Chemex Laboratories in Val d’Or, Quebec.  The gold assaying method uses a standard Fire Assay with AA or Gravimetric finish technique, as requested by the Company, on a 30 gram sub-sample taken from a 250 gram split of the sample submitted.

The laboratory was instructed to prepare and analyze a second 250 gram split from the reject for those samples that indicated greater than 2 g/t Au on the initial analysis.  The results reported represent composites using weighted averages of all analyses performed on each specific sample.  Commercially prepared standards were inserted every 25 samples to ensure precision of the results.  Mike Koziol P.Geo., Alto’s Vice President of Exploration, is the designated qualified person and Robert J. Tremblay, P.Geo. (Quebec) supervised the diamond drilling at Despinassy.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander’s mission is to generate or acquire quality gold and base metal opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.  The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

ON BEHALF OF THE BOARD:

Kenneth E. Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications Commander Resources Ltd.
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: May 26, 2005 TSX Venture Exchange: CMD Shares Issued: 30,798,590 News Release #05-16

COMMANDER COMMENCES URANIUM EXPLORATION PROGRAM

COMMANDER RESOURCES LTD. (CMD-TSX-V) announces that the first phase of work on its recently acquired Newfoundland uranium project will commence on May 29th.  A geological and prospecting crew will complete preliminary geological mapping and sampling of the property.  Uranium mineralization was originally discovered on the property in 1980 by Shell Minerals, and worked by the Central Electricity Generating Board (CEGB) in the mid 1980’s before the uranium prices dropped and exploration work ceased.  CEGB was bought by Cameco Corporation in the early 1990’s.  The property has the potential to host a near-surface high grade uranium resource, the property is also close to a paved road and a shipping port.

Rock samples collected from several large boulder fields and outcrop exposures by both Shell and CEGB returned uranium values ranging from several hundred parts per million up to high grade values exceeding 2% U or 40 pounds per ton.  Several outcrop exposures in heavy till cover returned values up to 0.60% U (12 pounds per ton). The current price for uranium is approximately US$28 per pound.

The first program to re-locate and verify the reported uranium occurrences and complete an assessment of the geological setting and overburden conditions precedes a larger program of geophysical surveying, trenching and possibly drill testing later in the summer.  A hand-held detection instrument known as a Scintillometer will be used to assist the prospectors in locating uranium-bearing minerals.

The property, which is held under two separate option agreements described in the Company’s news releases dated February 22, 2005 and March 29, 2005, is located just north of the town of Burgeo situated on the south coast of Newfoundland.

For comparative purposes, the in-situ value of a rock or mineral deposit containing 0.60% uranium (at US$28/lb) is approximately equivalent to a rock containing 24 g/t gold (at US$420/ounce gold) or 12% copper (at US$1.44/lb).

Bernard Kahlert (P.Eng), V.P. Exploration will be the Qualified Person under N.I. 43-101 supervising all aspects of the program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander’s mission is to generate or acquire quality gold and base metal opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.  The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

ON BEHALF OF THE BOARD:

Kenneth E. Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications Commander Resources Ltd.
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

May 27, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

May 27, 2005

Vancouver Stockwatch

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

COMMANDER RESOURCES LTD. ) is arranging a non-brokered private placement of up to 5,000,000 flow-through common shares at a price of $0.24 per share.

Finders’ fees of 7% of the gross proceeds may be payable in cash or shares on a portion of this placement.

The proceeds from the financing will be used primarily for exploration expenses on the Company’s Baffin Island Gold Project, Nunavut and the Newfoundland uranium properties.

This financing is subject to acceptance by the TSX Venture Exchange.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-17, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of May, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: May 27, 2005 TSX Venture Exchange: CMD Shares Issued: 30,798,590 News Release #05-17

FLOW THROUGH FINANCING

Commander Resources Ltd. (CMD-TSX Venture) is arranging a non-brokered private placement of up to 5,000,000 flow-through common shares at a price of $0.24 per share.

Finders’ fees of 7% of the gross proceeds may be payable in cash or shares on a portion of this placement.

The proceeds from the financing will be used primarily for exploration expenses on the Company’s Baffin Island Gold Project, Nunavut and the Newfoundland uranium properties.

This financing is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD:

Kenneth E. Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications Commander Resources Ltd.
Telephone: (604) 685-5254
Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

May 30, 2005

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
P.O. Box 10142
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

Re:

Commander Resources Ltd. (the “Company”)

Quarterly Report for the Period Ended March 31, 2005

We hereby confirm that the Quarterly Report for the period ended March 31, 2005 was mailed/emailed to our Supplementary List on May 30, 2005.  The Report consisting of financial statements and management discussion and analysis for the period ended March 31, 2005 was prepared under the requirements of National Instrument 51-102.

Yours truly,

COMMANDER RESOURCES LTD.

“JANICE DAVIES”

Janice Davies
Corporate Secretary

/jd

FEX/FS/CONFIRM

cc: TSX Venture Exchange

 Alberta Securities Commission

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

For the Three Months Ended

March 31, 2005

(See Notice)

COMMANDER RESOURCES LTD.
Notice

Notice of No Auditor Review of the Interim Financial Statements

The accompanying unaudited interim financial statements of Commander Resources Ltd. (“the Company”), for the three months ended March 31, 2005, have been prepared by management and have not been the subject of a review by the Company’s independent auditor.

COMMANDER RESOURCES LTD.
Balance Sheets

	March 31,	December 31,
	2005	2004
		(Audited)

ASSETS
Current assets
Cash and cash equivalents	$372,325	$749,464
Cash, exploration funds (Note 12)	301,657	488,500
Marketable securities (Note 3)	912,353	893,353
Accounts receivable	40,804	41,001
Due from related parties (Note 8)	3,288	18,980
Prepaid expenses	34,599	39,889
Field supplies (Note 4)	173,152	173,152
Deposits	113,211	-
	1,951,389	2,404,339

Mineral properties (Note 5)	8,852,118	8,708,501
Property, plant and equipment (Note 6)	69,859	70,323

	$10,873,366	$11,183,163

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$38,760	$96,151

Future income taxes	786,119	859,577

	824,879	955,728

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	23,512,187	23,502,262
Contributed surplus	17,043	9,449
Stock-based compensation (Note 7 (d))	835,951	746,157
Deficit	(14,316,694)	(14,030,433)

	10,048,487	10,227,435

	$10,873,366	$11,183,163

Nature of operations and going concern (Note 1)

Commitment (Note 9)

Subsequent event (Note 13)

Approved by the Directors:	“Kenneth E. Leigh”	“William J. Coulter”
	Kenneth E. Leigh	William J. Coulter

COMMANDER RESOURCES LTD.
Statements of Operations and Deficit
(Unaudited – See Notice)

	For the Three Months Ended

	March 31, 2005	March 31, 2004

Revenue
Production interest	$-	$19,250
Mineral property transactions	-	228
	-	19,478

General & administrative expenses
Administration	4,500	-
Amortization	4,918	3,423
Annual report and meeting	1,116	6,727
Audit and accounting	14,108	15,120
Consultants	17,592	11,450
Insurance	7,125	-
Investor relations and promotion	62,336	59,751
Legal	3,023	3,898
Office and miscellaneous	14,904	23,118
Regulatory and transfer agent fees	13,016	13,310
Rent and storage	23,831	6,646
Salaries and benefits	72,732	103,202
Stock-based compensation	102,113	166,885
	341,314	413,530

Loss before the undernoted	(341,314)	(394,052)

Investment income	3,798	8,273
Property investigation	(1,196)	(587)
Loss on sale of marketable securities	-	(14,000)
Write down of mineral properties	(21,007)	-

Loss before taxes	(359,719)	(400,366)

Future income taxes	73,458	33,008

Loss for the period	(286,261)	(367,358)

Deficit, beginning of period	(14,030,433)	(11,985,636)

Deficit, end of period	$(14,316,694)	$(12,352,994)

Basic and diluted loss per share	$(0.01)	$(0.02)

Weighted average number of shares outstanding	30,764,701	22,890,063

COMMANDER RESOURCES LTD.
Statements of Cash Flows
(Unaudited – See Notice)

	For the Three Months Ended

	March 31, 2005	March 31, 2004

Cash provided from (used for):

Operating activities
Loss for the period	$(286,261)	$(367,358)
Items not involving cash:
Amortization	4,918	3,423
Loss on sale of marketable securities	-	14,000
Stock-based compensation	102,113	166,885
Future income taxes	(73,458)	(33,008)
Write down of mineral properties	21,007	-
	(231,681)	(216,058)
Net change in non-cash working capital items
Accounts receivable	197	131,878
Due from related parties	15,692	12,363
Prepaid expenses	5,290	(91,327)
Field supplies	-	-
Deposits	(113,211)	330,642
Accounts payable and accrued liabilities	(52,603)	26,691
	(376,316)	194,189

Investing activities
Proceeds from sale of marketable securities	-	21,000
Mineral property acquisition and exploration costs	(183,624)	(127,928)
Accounts payable and accrued liabilities related to mineral properties	(4,788)	7,141
Cash, exploration funds	186,843	92,718
Purchase of equipment	(4,454)	(28,748)
	(6,023)	(35,817)

Financing activities
Shares issued for cash, net of issue costs	5,200	1,292,898

Increase (decrease) in cash and cash equivalents	(377,139)	1,451,270
Cash and cash equivalents, beginning of period	749,464	(67,750)
Cash and cash equivalents, end of period	$372,325	$1,383,520

Supplemental cash flow information (Note 11)

21

COMMANDER RESOURCES LTD.

Notes to Financial Statements

March 31, 2005

(Unaudited – See Notice)

1.

Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain mineral resources or ore reserves.  The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of ore reserves;

- the ability of the Company to obtain financing to complete development; and

- future profitable production from the properties or proceeds from disposition.

At March 31, 2005, the Company had incurred a deficit of $14,316,694 and had working capital of $1,912,629, which is not sufficient to achieve the Company’s planned business objectives for fiscal 2005. The Company will require additional financing to meet it’s currently budgeted 2005 exploration programs.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b)

Basis of presentation

The accompanying interim financial statements have not been reviewed by an Auditor and are prepared in accordance with GAAP in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended December 31, 2004.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

March 31, 2005

(Unaudited – See Notice)

2.

Significant Accounting Policies (continued)

(c)

Consolidation of Variable Interest Entities

The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which became effective for fiscal years beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The Company adopted the accounting guideline on January 1, 2005. The adoption of this guideline did not have any impact on these financial statements.

(d)

Certain comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3.

Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. The quoted market value of marketable securities at March 31, 2005 was $1,539,373.

Included in marketable securities are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director and 1,720,000 common shares of Diamonds North Resources Ltd., a company related by virtue of another common director.

4.

Field Supplies

In fiscal 2004, the Company pre-purchased $173,152 of field supplies for the upcoming 2005 Baffin Island exploration program. The supplies consist of fuel, propane, and other supplies which are stored in a facility in the Hamlet of Clyde River, Nunavut.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

March 31, 2005

(Unaudited – See Notice)

5.

Mineral Properties

At March 31, 2005, the Company held mineral properties exclusively in Canada. Expenditures incurred on the mineral properties are as follows:

Sarah Lake	Green Bay	Adlatok 1	Big Hill (1)	Blue Hill White Bear	Stewart (1)	Sally	Qimmiq	Dewar Lake	Bravo Lake	Other Properties	Total
Balance at December 31, 2004	$ 1,141,926	$ 435,516	$ 117,915	$ 103,797	$ -	$ 417,502	$ 57,519	$ 3,368,627	$ 243,772	$ 504,977	$ 2,316,950	$ 8,708,501
Additions during the year:												
Acquisition costs:	-	-	-	-	-	-	-	-	-	-	1,008	1,008
Exploration costs:												
Administration	-	82	-	-	-	440	-	7,447	505	2,367	520	11,361
Drilling	-	848	-	-	-	74,824	-	21,000	-	-	-	96,672
Geochemistry	-	-	-	-	-	-	-	1,020	-	-	-	1,020
Geology	678	14	1,422	5,642	2,319	5,501	745	20,720	4,150	6,053	12,116	59,360
Geophysics -	-	-	-	-	-	-	-	1,560	-	-	-	1,560
Geophysics - Ground	-	-	-	-	-	2,190	-	3,608	81	1,716	438	8,033
Licences and fees	-	-	-	-	-	-	-	-	-	3,638	12,707	16,345
Permitting	-	-	-	-	330	-	-	3,203	161	1,520	2,830	8,044
Prospecting	-	-	-	-	-	-	-	365	-	157	-	522
	678	944	1,422	5,642	2,649	82,955	745	58,923	4,897	15,451	28,611	202,917
Less:												
Recoveries	-	(395)	-	-	-	(19,500)	-	-	-	-	(19,406)	(39,301)
Write down	-	(21,007)	-	-	-	-	-	-	-	-	-	(21,007)
	-	(21,402)	-	-	-	(19,500)	-	-	-	-	(19,406)	(60,308)
Net additions	678	(20,458)	1,422	5,642	2,649	63,455	745	58,923	4,897	15,451	10,213	143,617
Balance at March 31, 2005	$ 1,142,604	$ 415,058	$ 119,337	$ 109,439	$ 2,649	$ 480,957	$ 58,264	$ 3,427,550	$ 248,669	$ 520,428	$ 2,327,163	$ 8,852,118

(1) Included in “Other Properties” in 2004.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

March 31, 2005

(Unaudited – See Notice)

5.

Mineral Properties (continued)

(a) Sarah Lake Joint Venture, Labrador

The Company owns a 48% interest in the Sarah Lake Joint Venture with partner, Donner Minerals, operator of the joint venture, owning 52%.

(b)

Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

(c)

Adlatok 1, Labrador

The Company owns a 59.5% interest in the Adlatok 1 property.

(d)

Big Hill, Newfoundland

In February 2004, the Company completed an option agreement with Black Bart Prospecting Inc. whereby the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland. Under the terms of the agreement, the Company will pay $7,000 in cash, issue an aggregate of 200,000 common shares over four years and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back provision. To date, a total of $7,000 cash has been paid and 60,000 shares issued under this agreement.

(e)

Blue Hills and White Bear, Newfoundland

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares and completing $1,000,000 in exploration work. Of this, $7,500 and 21,000 common shares are due on signing of the final agreement. On April 13, 2005, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined in National Instrument 43-101) of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of 1% of the royalty for $1 million.

On May 5, 2005 $7,500 was paid and 21,000 common shares issued to the vendors.

On March 29, 2005, the Company entered into a separate option agreement to earn a 100% interest in the Couteau Lake Property from prospector Lai Lai Chan over a four year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. Of this, $7,000 in cash and 20,000 common shares are due on signing of the final option agreement. The first year expenditure commitment is $40,000. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendor with a buy-back of 1% of the royalty for $1 million. The terms of this agreement is subject to acceptance by the TSX Venture Exchange.

 (f)

Stewart, New Brunswick

The Company owns a 100% interest in the Stewart property.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

March 31, 2005

(Unaudited – See Notice)

5.

Mineral Properties (continued)

(g)

Sally, Labrador

The Company owns a 100% interest in the Sally property.

(h)

Qimmiq, Nunavut

The Company has an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Company may earn 50% of BHP Billiton’s exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study to BHP Billiton by December 31, 2014. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(i)

Dewar Lake, Nunavut

The Company has earned a 100% interest in sixteen Nunavut Exploration Permits from BHP Billiton Diamonds Inc. (“BHP Billiton”) covering just under 400,000 hectares on Baffin Island, Nunavut by incurring $200,000 in expenditures on the property. BHP Billiton retains a floating net smelter return royalty from 1% to 3% based on gold prices. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(j)

Bravo Lake, Nunavut

The Company has an option agreement with Falconbridge Limited (“Falconbridge”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned in June. The Company may earn a 100% interest in Falconbridge’s exploration rights and interest on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

If a nickel and/or base metal mineral discovery is made, Falconbridge can exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 75% interest. If a diamond resource discovery is made, Falconbridge may exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 50% interest.

The option agreement is subject to the following royalties payable to Falconbridge:

•

on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;

•

on nickel production, a 2% net smelter return royalty;

•

on diamonds, a 2% gross overriding royalty; and

•

on base metal production, a 1.5% net smelter return royalty.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

March 31, 2005

(Unaudited – See Notice)

5.

Mineral Properties (continued)

(k)

Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at March 31, 2005 are as follows:

2005
British Columbia
Abe & Pal	$66,915
Tam	61,435
Aten, Link, Mate & Tut	2,254

New Brunswick
Rio	863,351

Nunavut
Talik	69,833

Newfoundland and Labrador
Sadie	10,135

Ontario
Dorothy	55,619
Matheson	14,213
McVean	8,558
Sabin	84,198

Quebec
Despinassy (1)	87,309

Yukon
Olympic, Rob	1,002,986
Rein	357
$2,327,163

(1) On April 26, 2004, the Company reported that Cameco Corporation (“Cameco”), the Company’s Joint Venture Partner on the Despinassy, Quebec Project, entered into an Agreement with Alto Ventures Ltd. (Alto ventures”) for Cameco’s 70% interest in the Project. The Company waived it’s right of first refusal under the Joint Venture in consideration for the following:

•

100,000 common shares of Alto Ventures (received);

•

Alto Ventures shall carry the Company’s 30% Joint Venture obligations to a maximum of  $150,000 (incurred); and

•

the Company retains the right of first refusal under the Joint Venture should Alto Ventures withdraw from the Agreement with Cameco.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

March 31, 2005

(Unaudited – See Notice)

6.

Property, Plant and Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and fixtures	$ 55,636	$ 48,322	$ 7,314
Computer equipment	137,253	99,464	37,789
Leasehold improvements	28,293	3,537	24,756

	$ 221,182	$ 151,323	$ 69,859

7.

Share Capital

(a)

Authorized:

100,000,000 common shares without par value.

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, December 31, 2004	30,757,590	$23,502,262

Issued for cash and other consideration:
Exercise of options, for cash	20,000	5,200
Exercise of options, stock-based compensation		4,725

Balance, March 31, 2005	30,777,590	$23,512,187

(c)

Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company’s Stock Option Plan, the Company may grant options for the purchase of up to 4,847,623 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. As at March 31, 2005, the Company had stock options outstanding for the purchase of 2,852,335 common shares with an average remaining contractual life of 3.69 years, of which 2,552,002 stock options had vested and were exercisable.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

March 31, 2005

(Unaudited – See Notice)

7.

Share Capital (continued)

(c)

Stock Options (continued)

	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2004	2,839,335	$0.41

Granted	50,000	$0.34
Exercised	(20,000)	$0.26
Expired	(17,000)	$0.56

Outstanding at March 31, 2005	2,852,335	$0.41

The following summarizes information about stock options outstanding at March 31, 2005:

Number of Shares	Exercise Price	Expiry Date

179,332	$0.23	September 11, 2006
50,000	$0.17	December 19, 2007
430,337	$0.20	January 23, 2008
221,666	$0.26	August 20, 2008
5,000	$0.45	September 10, 2008
75,000	$0.50	December 18, 2008
700,000	$0.53	January 21, 2009
50,000	$0.64	February 19, 2009
791,000	$0.56	May 18, 2009
100,000	$0.40	September 6, 2009
200,000	$0.40	September 21, 2009
50,000	$0.34	January 24, 2010

2,852,335

COMMANDER RESOURCES LTD.

Notes to Financial Statements

March 31, 2005

(Unaudited – See Notice)

7.

Share Capital (continued)

(d)

Stock-Based Compensation

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at March 31, 2005:

Risk-free interest rate	2.63%
Expected dividend yield	-
Expected stock price volatility	115.08%
Expected option life in years	3.18

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the period.

(e)

Warrants

The following summarizes information about warrants outstanding at March 31, 2005:

Exercise Price	Expiry Date	Outstanding at December 31, 2004	Issued	Exercised	Expired	Outstanding at March 31, 2005

$0.70	October 27, 2005	35,000	-	-	-	35,000

$0.45/ $0.50	December 8, 2005 /2006	2,500,000	-	-	-	2,500,000

		2,535,000	-	-	-	2,535,000

8.

Related Party Transactions

In addition to the marketable securities disclosed in Note 3, the Company has the following related party transactions and balances:

(a)

The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $3,288 owed by those companies for shared administrative expenses.

(b)

Included in accounts payable is $13,519 owed to Diamonds North Resources Ltd., a company related by virtue of a common director, relating to shared office premises and administrative staff.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

March 31, 2005

(Unaudited – See Notice)

9.

Commitment

The Company entered into an agreement for the lease of new office premises for a six year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Some of the companies are related by virtue of common directors. The Company’s proportionate share of minimum annual basic rental payments under this arrangement is approximately $68,600.

10.

Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the comparative fiscal period were derived from a production interest, which was earned in Canada.

11.

Supplemental Cash Flow Information

Significant non-cash operating, investing and financing activities:

Investing activities:
Shares received for mineral property	$19,000

Financing activities:
Stock-based compensation	$4,725

Other cash flow information:
Interest received	$3,757

12.

Income Taxes

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at March 31, 2005 and which are held in trust for such expenditures. As at March 31, 2005, the amount of flow-through proceeds remaining to be expended is $301,657.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

March 31, 2005

(Unaudited – See Notice)

13.

Subsequent Event

On May 5, 2005, shareholders at the Company’s Annual General Meeting approved all items set forth in the proxy including an increase in the number of allowable stock options to 6,155,518, adoption of new articles of incorporation, and an increase the authorized share capital to unlimited from 100,000,000. The latter two items came into effect on May 19, 2005. Copies of the documents can be found on www.sedar.com.

COMMANDER RESOURCES LTD.

MANAGEMENT DISCUSSION

For the Three Months Ended
March 31, 2005

FORM 51-102F1

Management Discussion and Analysis

For the Three Months Ended March 31, 2005

________________________________________________________________________________

Description of Business

Commander Resources Ltd. (“the Company”) is an exploration stage company engaged in the acquisition and exploration of prospective gold, nickel and base metal properties primarily in Canada.  The Company is currently focusing its exploration activities on Baffin Island, Nunavut and to a lesser extent on properties in Labrador, Newfoundland, and British Columbia.  The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the interim financial statements and the notes thereto for the three months ended March 31, 2005.

Forward-Looking Information and Report Date

This Management Discussion and Analysis (“MD&A”) may contain forward-looking statements that involve risks and uncertainties. When used in this MD&A, the words “anticipate”, “believe”, “estimates”, “expects” and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these statements which describe the Company’s proposed plans, objectives, and budgets may differ materially from actual results. Such forward-looking statements in this MD&A are only made as of May 26th, 2005 (the “Report Date”).

Highlights for the Three Months Ended March 31, 2005

•

On January 11th, 2005, the Company’s new partner on the Despinassy project in Quebec, Alto Ventures, announced it had commenced a 5,000 metre diamond drill program on the property budgeted at $638,000.

•

On January 21st, 2005, the Company reported the acquisition of 265 claim units covering porphyry style copper-gold and copper-molybdenum targets in north-central British Columbia. The claims were acquired through British Columbia’s new on-line staking system launched on January 12th, 2005.

•

On February 9th, 2005, the Company announced the start of a two-hole 800 metre drill program on the100% owned Stewart Property in New Brunswick. The program is eligible for a $30,000 grant from the New Brunswick government.

FORM 51-102F1

Management Discussion and Analysis

For the Three Months Ended March 31, 2005

________________________________________________________________________________

•

On February 16th, 2005, the Company received results for the first five holes of the Despinassy project in Quebec from partner Alto Ventures. The first five holes drilled on the DAC deposit intersected wide intervals of shear hosted gold mineralization, up to 33 metres thick, containing multiple, high grade quartz veins. The best results from each of the holes included: 14.6 g/t gold over 3.7 metres (including 51.2 g/t gold over 1.0 metre); 7.0 g/t gold over 7.2 metres (including 16.4 g/t gold over 2.7 metres); 6.7 g/t gold over 3.1 metres (including 14.0 g/t gold over 1.2 metres); 6.4 g/t gold over 5.9 metres (including 22.0g/t gold over 1.4 metres); and 45.8 g/t gold over 0.4 metres.

•

On March 16th, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to acquire a 100% interest in the Blue Hills and White Bear Uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares and completing $1,000,000 in exploration. On May 4, 2005 the Company signed that agreement, paid $7,500 in cash and issued 21,000 common shares to the vendors. On April 13th, 2005, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined in National Instrument 43-101) of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4th, 2009. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of 1% of the royalty for $1 million.

•

On March 29th, 2005, the Company entered into a separate option agreement to earn a 100% interest in the Couteau Lake Property from prospector Lai Lai Chan over a four year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. Of this, $7,000 in cash and 20,000 common shares are due on signing of the final option agreement. The first year expenditure commitment is $40,000. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendor with a buy-back of 1% of the royalty for $1 million. The agreement is subject to acceptance by the TSX Venture Exchange.

•

Throughout the period, the Company raised $5,200 dollars through the exercise of stock options.

FORM 51-102F1

Management Discussion and Analysis

For the Three Months Ended March 31, 2005

________________________________________________________________________________

Subsequent Events to March 31, 2005

•

On May 2nd, 2005, the Company announced the start of the Baffin project. The program includes detailed ground geophysics, detailed structural mapping, sampling and diamond drilling. The first phase of the program will consist of a detailed ground magnetic survey, which will provide maximum structural detail over the priority target areas. Detailed geological mapping and diamond drilling are planned following completion of the ground geophysics. Approximately 2000 metres of drilling in 20-25 holes at Ridge Lake will be guided by previous surface gold results, drill results and magnetic data. These programs may be extended if warranted. Detailed structural mapping, channel sampling and ground geophysics will be completed over the “Qim 5” and “Durette” prospect areas to develop drill targets for planned testing later in the season. In preparation for this year, the Company mobilized fuel and other field supplies by barge in the fall of 2004. The cost savings of both of these measures will allow for a more productive 2005 exploration program.

•

On May 5, 2005, shareholders at the Company’s Annual General Meeting approved all items set forth in the proxy including an increase in the number of allowable stock options to a maximum of 6,155,518, adoption of new articles of incorporation, and an increase the authorized share capital to unlimited from 100,000,000.   The latter two items came into effect on May 19, 2005.  Copies of the documents can be found on www.sedar.com.

•

Two diamond drill holes totalling 625 metres were completed on the Stewart Property. Both holes encountered widespread, low grade copper mineralization with several 0.40 to 1.0 metre intervals assaying 0.35 to 0.65 percent copper. The second hole of the program, designed to intersect an interpreted deep conductor encountered an internal sedimentary horizon between 370 and 416 metres, where the hole was terminated. The size of the interpreted conductor is well over 100 metres long and room exists for the anticipated copper breccia zone just to the north of the current deep drill hole. The conductor is open at depth within the breccia pipe. The drill program was assisted by the New Brunswick Junior Mining Assistance Program (2004), which provided 40 percent of the project funding.

FORM 51-102F1

Management Discussion and Analysis

For the Three Months Ended March 31, 2005

__________________________________________________________________________________________________

At March 31, 2005, the Company held mineral properties exclusively in Canada.   Exploration activity and expenditures incurred on the Company’s properties are tabulated and discussed in more detail below.

(1) Included in “Other Properties” in 2004.

FORM 51-102F1

Management Discussion and Analysis

For the Three Months Ended March 31, 2005

________________________________________________________________________________

The Company’s principal project is located in Canada’s far north which poses an inherent risk associated with exploring due to the remoteness from populated areas, lack of surface infrastructure, and availability of skilled labour, fuel and supplies. Exploration is dependent on air transportation, fixed wing and helicopter, which are susceptible to bad weather. The unpredictability of the weather can cause unavoidable delays in carrying out a planned exploration program resulting in cost overruns.

The Company preliminary budget for the 2005 Baffin Island exploration program as follows:

Table 1 – Baffin Island Budget

	Preliminary
	Budget	Actual	Variance
Administration	$50,000	$-	$50,000
Drilling	550,000	-	550,000
Geochemistry	100,000	-	100,000
Geology	120,000	-	120,000
Geophysics -Ground	470,000	-	470,000
Licences and fees	40,000	-	40,000
Prospecting	670,000	-	670,000
	$2,000,000	$-	$2,000,000

Reallocate Licence and fees		49,396.00
Drilling	0.6%	29,637.60
Geochemistry	0.1%	6,569.67
Geology	0.1%	6,569.67
Geophysics	0.1%	6,619.06

Reallocate Mobilization		246,287.00
Drilling	0.6%	147,772.20
Geochemistry	0.1%	32,756.17
Geology	0.1%	32,756.17
Geophysics	0.1%	33,002.46

Qimmiq, Baffin Island Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold and base metals on Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. In 2004, a four month exploration program commenced in late May and continued until mid-September to follow-up encouraging results from the limited 2003 program.  The principal target on the property is gold mineralization hosted within a Proterozoic-age (1,800 million years old) iron formation sequence; however, potential also exists on the property for Broken Hill-type Zn-Ag and Nickel-Copper deposits. The project included detailed geological mapping, prospecting, airborne and ground Electromagnetic (“EM”) and Magnetic (“Mag”) geophysical surveys to follow up known surface gold occurrences and locate new gold and base metal prospects.

Dewar Lake, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton to explore for gold and base metals on three Nunavut Prospecting Permits located on Baffin Island, totaling 162,947 acres.

Bravo Lake, Nunavut

On August 21, 2003, the Company entered into an option agreement with Falconbridge Limited (“Falconbridge”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits on Baffin Island, Nunavut.

FORM 51-102F1

Management Discussion and Analysis

For the Three Months Ended March 31, 2005

________________________________________________________________________________

Results of Operations

-Current Quarter Results

Cash and cash equivalents of $372,325 decreased $377,139 from the previous quarter, as cash was used to fund operating and investing activities. Operating activities used $376,316 of which general and administrative expenses used $231,681 and non-cash working capital items used $144,635. Investing activities used $6,023 with mineral property acquisitions and exploration costs using $183,624 and cash exploration funds providing $186,843. Financing activities provided $5,200 in cash through the issuance of common shares.

General and administrative expenses of $341,314 represented a $56,507 increase from the previous quarter $284,807. The increase was largely due to the recognition of $102,113 in stock-based compensation expense compared to the previous quarter expense of $7,855. Other fluctuations from the previous quarter are noted below:

•

Administration expense of $4,500 (2004 Q4 - $Nil) increased as the Company has retained the former President on a monthly consulting fee.

•

Investor relations and promotion expense of $62,336 (2004 Q4 - $54,337) increased as the Company incurred $7,410 for re-design of the website and corporate profile tradeshow booth.

•

Regulatory and transfer agent fees expense of $13,016 (2004 Q4 - $37,152) decreased significantly due to a $25,371 accrual for Part XII.6 interest on the unspent portion of the 2003 flow-through financing expended in 2004.

•

Write down of mineral properties of $21,007 (2004 Q4 - $152) reflects the expiration of an exploration licence on the Green Bay, Newfoundland property.

-Three months ended March 31, 2005 compared with the Three Months Ended March 31, 2004

The Company had no revenues for the three months ended March 31, 2005 whereas the comparative quarter included the final payment of the Company’s production interest in the Hammerdown/Rumbullion Gold Deposit. General and administrative expense of $341,314 (2004 - $413,530) represented a $72,216 decrease over fiscal 2004. Notable fluctuations in comparison to the comparative quarter are:

•

Insurance expense of $7,125 (2004 - $Nil) reflects the Company’s change in accounting treatment to record the unrecognized portion as a prepaid expenses whereas in the past the Company expensed the entire amount when paid.

•

Rent and storage expense of $23,831 (2004 - $6,646) reflects the Company’s larger office space.

•

Salaries and benefits expense of $72,732 (2004 - $103,202) represented a $30,470 decrease over  2004 which reflected the cost associated with changing presidents including a signing bonus paid to the new President to facilitate vacating his former position early and the transition period when compensation was paid to both presidents.

FORM 51-102F1

Management Discussion and Analysis

For the Three Months Ended March 31, 2005

________________________________________________________________________________

•

Stock-based compensation expense of $102,113 (2004 - $166,885) represented the vesting of 225,000 stock options. Stock-based compensation expense is a non-cash item.

For the three months ended March 31, 2005, the Company’s loss before taxes was $359,719 (2004 - $400,366). The loss after a future income taxes of $73,458 (2004 - $33,008) was $286,261 (2004 - $367,358). The Company does not anticipate paying cash dividends during fiscal 2005.

Summary of Quarterly Results, For the Three Months Ended:

	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31
	2003	2003	2003	2004	2004	2004	2004	2005
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

Mineral expenditures, net	$124,912	$619,428	$73,699	$127,928	$1,553,593	$1,923,323	$149,112	$183,624

Revenues	$112,850	$107,190	$81,360	$19,478	$62,788	$-	$(228)	$-
G&A (incl. stock comp.)	$128,814	$145,355	$332,928	$413,530	$620,971	$333,858	$284,807	$341,314
Stock comp. expense	$-	$-	$163,919	$166,885	$393,358	$110,007	$7,855	$102,113
G&A (less stock comp.)	$128,814	$145,355	$169,009	$246,645	$227,613	$223,851	$276,952	$239,201
Income (loss)	$(6,970)	$(83,012)	$(2,502,509)	$(367,358)	$(168,255)	$(364,026)	$(459,486)	$(286,261)

Income (loss) per share
-basic and diluted	$-	$(0.01)	$(0.14)	$(0.02)	$(0.01)	$(0.01)	$(0.02)	$(0.01)

Weighted avg. common
shares outstanding
-basic and diluted	17,537,349	17,633,619	17,677,629	18,004,378	22,890,063	25,967,914	25,314,313	30,764,701

The Company’s predominant exploration project on Baffin Island, Nunavut is located in Canada’s far north and is subject to seasonal conditions. The Company’s exploration program ran from the spring to the fall and the majority of expenditures were incurred during the second and third quarters of fiscal 2004. The Company’s net mineral expenditures for these two quarters were $1,553,593 and $1,923,323, and the Company anticipates that this trend will continue in fiscal 2005.

Since the adoption of the CICA accounting standard for stock-based compensation in the fourth quarter of fiscal 2003, the Company’s general and administrative quarterly expense has increased and has been subject to large fluctuations. The granting and vesting of stock options is at the discretion of the Board of Directors and the resulting expense does not reflect the normal operations of the Company. The Company has included “adjusted general and administrative expense” without the stock-based compensation expense included which is more reflective of normal operations. In 2004, overall general and administrative expenses have increased as the Company increased investor relations activity in promoting the Company’s activities and overlap cost for the transition of the new President.

FORM 51-102F1

Management Discussion and Analysis

For the Three Months Ended March 31, 2005

________________________________________________________________________________

Liquidity

At March 31, 2005, the Company had $1,912,629 in working capital, which will not be sufficient to complete the Company’s planned business objectives for 2005. To furnish the Company’s 2005 business objectives, management will seek flow-through financing to fund the proposed exploration programs in Canada and may sell portions of its marketable securities to assist with working capital requirements. Management is cognizant of the dilution to shareholders caused by equity financing and sees the sale of its marketable securities as an alternative to equity financing to preserve shareholder value. During the quarter, the Company raised $5,200 from the exercise of 20,000 stock options.

The Company does not have operating cash flow and has relied on equity financings to meet its cash requirements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financings will be favourable.

Capital Resources

The Company has entered into option agreements whereby the Company is required to meet certain obligations during fiscal 2005 to keep the options in good standing:

•

On the Big Hill property in Newfoundland, the Company must issue 60,000 common shares to Black Bart Prospecting Inc. and spend a minimum of $75,000 in exploration expenditures before July 31, 2005.

•

On the Blue Hill and White Bear properties in Newfoundland, the Company must issue 21,000 common shares and spend a minimum of $75,000 in exploration expenditures before March 16, 2006.

•

On the Couteau lake Property in Newfoundland, the Company must issue 20,000 common shares and spend $40,000 in exploration expenditures by Spring 2006.

•

On Bravo Lake in Nunavut, the Company must spend a minimum of $71,000 in exploration expenditures before December 31, 2005.

Off-Balance Sheet Arrangements

The Company has not entered into any Off-Balance Sheet Arrangements.

Related Party Transactions

Included in marketable securities are 1,720,000 common shares of Diamonds North Resources Ltd. (“Diamonds North”), a company related by a common director, Bernard Kahlert and 167,647 common shares of Fjordland Explorations Inc. a company related by a common director, Victor Tanaka.

FORM 51-102F1

Management Discussion and Analysis

For the Three Months Ended March 31, 2005

________________________________________________________________________________

The Company shares certain administrative costs with four other companies related by virtue of common directors.  Included in accounts receivable is an aggregate of $3,288 owed by those companies for shared administrative expenses.

Included in accounts payable is $13,519 owed to Diamonds North relating to shared office premises and administrative staff.

Given that the Company’s directors and officers are engaged in a wide range of activities in the junior resource industry, the Company operates under the Conflict of Interest provisions found within the Business Corporations Act of BC.  In addition, management has adopted language from these provisions and incorporated them into the Company’s Code of Business Conduct and Ethics.

Proposed Transactions

Subsequant to March 31, 2005, the Company signed a drill contract for the 2005 Baffin Island project.

Critical Accounting Estimates

There have been no significant changes in critical accounting estimates from those disclosed in the annual MD&A for the year ended December 31, 2004.

Changes in Accounting Polices

The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which became effective for fiscal years beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The Company adopted the accounting guideline on January 1, 2005. The adoption of this guideline did not have any impact on these financial statements.

Financial Instruments

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost, any unrealized loss is charged to income. The quoted market value of marketable securities at March 31, 2005 was $1,539,373.

Other MD&A Requirements

Additional information relating to the Company, including the Company’s most recent Annual Information Form, is available on SEDAR at www.sedar.com.

FORM 51-102F1

Management Discussion and Analysis

For the Three Months Ended March 31, 2005

________________________________________________________________________________

From the statement of operation, a breakdown of “Investor Relations and Promotion” expense:

Administration	$28
Conferences and trade shows	28,496
Consulting, wages and benefits	14,700
Media	3,951
Promotion and advertising	15,161
$62,336

As at the Report Date, the Company had 30,798,590 issued common shares outstanding and the following unexercised stock options, warrants and agents’ options:

-Stock Options

Expiry Date	Exercise Price	Number of Shares
September 11, 2006	$0.23	179,332
December 19, 2007	$0.17	50,000
January 23, 2008	$0.20	430,337
August 20, 2008	$0.26	221,666
September 10, 2008	$0.45	5,000
December 18, 2008	$0.50	75,000
January 21, 2009	$0.53	700,000
February 19, 2009	$0.64	50,000
May 18, 2009	$0.56	791,000
September 6, 2009	$0.40	100,000
September 21, 2009	$0.40	200,000
January 24, 2010	$0.34	50,000
		2,852,335

-Warrants

Expiry Date	Exercise Price	Number of Shares
October 27, 2005	$0.70	35,000
December 8, 2005/2006	$0.45/$0.50	2,500,000
		2,535,000

HEAD OFFICE

Commander Resources Ltd.
Suite 510 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8

OFFICERS & DIRECTORS

Kenneth E. Leigh, M.Sc.
President, Chief Executive Officer and Director

William J. Coulter, B.A.Sc.
Chairman and Director

Bernard H. Kahlert, P.Eng.
Vice President, Exploration and Director

Albert F. Reeve, P.Eng.
Director

Victor A. Tanaka, P.Geo.
Director

Brian Abraham, LLB., P.Geo
Director

Michael Lee
Chief Financial Officer

Janice Davies
Corporate Secretary

Maynard E. Brown, LLB.
Assistant Corporate Secretary

LISTINGS

TSX Venture Exchange: CMD
U.S. 12g Exemption: #82-2996

CAPITALIZATION
(as at March 31, 2005)

Shares Authorized: 100,000,000
Shares Issued: 30,777,590

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

AUDITOR

Smythe Ratcliffe, C.A.
7th Floor, Marine Building
355 Burrard Street
Vancouver, British Columbia
V6C 2G8

LEGAL COUNSEL

Tupper Johnson & Yeadon
Suite 1710 – 1177 West Hastings Street
Vancouver, British Columbia
V6N 1Y3

CMD COMMANDER RESOURCES LTD.

43

Certificate of Interim Filings

during Transition Period

I, Kenneth E. Leigh, President and Chief Executive Officer of Commander Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Commander Resources Ltd. (the “Issuer”) for the interim period ending on March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:	May 26, 2005

By:	“Kenneth E. Leigh”
Kenneth E. Leigh
President and Chief Executive Officer

Certificate of Interim Filings

during Transition Period

I, Michael Lee, Chief Financial Officer of Commander Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Commander Resources Ltd. (the “Issuer”) for the interim period ending on March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:	May 26, 2005

By:	“Michael Lee”
Michael Lee
Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: June 10, 2005

/s/  Kenneth E. Leigh

By:___________________________

      Kenneth E. Leigh, President